1875 K Street N.W. Washington, DC 20006-1238 Tel: 202 303 1000 Fax: 202 303 2000

December 15, 2021

VIA EDGAR

Mr. David Orlic

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	iShares Trust (the “Trust”)

(Securities Act File No. 333-92935 and

Investment Company Act File No. 811-09729)

Post-Effective Amendment No. 2,495

Dear Mr. Orlic,

This letter responds to your comments with respect to post-effective amendment (“PEA”) number 2,495 to the registration statement of the Trust filed pursuant to Rule 485(a) under the Securities Act of 1933 (“Securities Act”), on behalf of iShares Paris-Aligned Climate MSCI USA ETF (the “Fund”), a series of the Trust.

The Securities and Exchange Commission (the “Commission”) staff (the “Staff”) provided comments to the Trust on November 16, 2021. For your convenience, the Staff’s comments are summarized below, and each comment is followed by the Trust’s response. Capitalized terms have the meanings assigned in the Fund’s prospectus unless otherwise defined in this letter.

Comment 1:	Please include the Fund’s completed fee table and cost example with the comment response letter filed at least one week prior to the effectiveness date of the registration statement.

Response:	The requested information has been provided.

Comment 2:	On page S-1, please move the sentence that begins “The Investment Advisory Agreement between iShares Trust . . .” to a footnote.

BRUSSELS    CHICAGO    FRANKFURT     HOUSTON    LONDON    LOS ANGELES    MILAN

NEW YORK    PALO ALTO    PARIS    ROME    SAN FRANCISCO    WASHINGTON

Securities and Exchange Commission

December 15, 2021

Response:	The Trust respectfully believes that the placement of the disclosure is consistent with Form N-1A and consistent with the guidance provided to the Trust by the Staff in the implementation of summary prospectuses.

Comment 3:	For the Principal Investment Strategies section, please disclose, where appropriate, how the Fund will approach ESG proxy issues for portfolio companies or advise why the Fund believes it is not required.

Response:	For the Fund, the Board has delegated the voting of proxies for the Fund’s securities to BlackRock Fund Advisors (“BFA”) pursuant to the Fund’s Proxy Voting Policy, and BFA has adopted policies and procedures governing proxy voting by accounts managed by BFA, including the Fund. Two appendices attached to the Fund’s SAI, “BlackRock Global Proxy Voting Policies” and “BlackRock U.S. Proxy Voting Policies,” describe the proxy voting guidelines in detail, including with respect to ESG matters. In the policies covering U.S. securities, for example, the guidelines include detail on proxy voting for:

•  Boards and directors

•  Auditors and audit-related issues

•  Capital structure

•  Mergers, asset sales, and other special transactions

•  Executive compensation

•  Environmental and social issues

•  General corporate governance matters

•  Shareholder protections

The Trust will add disclosure, consistent with the proxy voting policies requirements of Item 17(f) of Form N-1A, to the SAI that states:

“The proxy voting policies that apply to the Fund include voting guidelines for corporate governance matters, as well as environmental and social issues, including providing frameworks of factors for consideration when BFA, on behalf of the Fund, votes on proposals related to such matters. BFA may not vote in favor of any particular proposal related to corporate governance, environmental or social issues.”

Comment 4:	The Staff notes that the Principal Investment Strategies refers to the Underlying Index investing in Paris treaty compliant securities “in the aggregate.” Please state explicitly, if true, that the portfolio will include some stocks of companies that are not compatible with the objectives of the Paris agreement.

Securities and Exchange Commission

December 15, 2021

Response:	As noted in the Principal Investment Strategies section, the Underlying Index excludes a number of types of companies that are not compatible with the Fund’s investment objectives. For securities that are eligible after applying the exclusionary screens, the Index Provider makes relative assessments about compatibility with the objectives of the Paris Agreement. Under the heading “ESG Investment Strategy Risk,” the Fund includes the following disclosure: “The companies selected for the Underlying Index as demonstrating ESG characteristics may not be the same companies selected by other index providers that use similar ESG screens. In addition, companies selected by the Index Provider may not later display positive or favorable ESG characteristics.”

Comment 5:	On page S-3, in the first paragraph, please disclose, where appropriate, whether or where the Fund will report it is achieving these targets.

Response:	As the targets are provided by the unaffiliated Index Provider, the Index Provider would be the appropriate party to make disclosures (if any) about achieving them. If the Underlying Index were to fail to meet a target, the Index Provider would send an index announcement to index clients explaining the reason for not meeting the target and the steps to resolve the issue. The announcement also would be posted on the Index Provider’s website.

Comment 6:	Please disclose the number of index components as of a recent date in the Principal Investment Strategies.

Response:	The Trust has added this disclosure to the Principal Investment Strategies.

Comment 7:	Please clarify in the summary how the Underlying Index is weighted.

Response:	The Trust has added the following language to the Principal Investment Strategies on page S-3 in the first and second paragraphs (additions are indicated using bold and underlined text; deletions are indicated using ~~italics and strikethrough~~ text). Please note that the statutory prospectus contains a more extensive discussion of how the Underlying Index is weighted, beginning at the end of page 2.

The Index Provider then ~~refines the set of remaining securities by applying a number of~~ uses an optimization process that applies certain sustainability-related constraints to refine and determine weightings of the resulting portfolio, specifically addressing objectives related to transition and physical risks and transition opportunities as well as minimum and maximum weightings relative to the Parent Index, as summarized below. In order to meet or exceed the minimum requirements for PABs, the Index

Securities and Exchange Commission

December 15, 2021

Provider targets the following index-level constraints at each semi-annual rebalancing: (a) at least a 50% reduction in greenhouse gas (“GHG”) intensity compared with the Parent Index, taking into account issuers’ Scope 1, 2 and 3 emissions (i.e., direct emissions from sources that an issuer owns or controls and indirect emissions from the purchase of energy and a company’s value chain); (b) at least a 10% year-over-year reduction in the GHG intensity (or decarbonization rate) of the Underlying Index itself; and (c) a level of exposure to sectors with a high impact on climate change (i.e., those sectors that are key to the low carbon transition) that is not less than the exposure in the Parent Index, to ensure that such sectors are not underweighted in the Underlying Index.

Additional sustainability-related constraints that are applied to the Underlying Index include, relative to the Parent Index, a reduction in overall potential carbon intensity, lower overall exposure to physical risk arising from extreme weather events, increased overall exposure to “green revenue” (i.e., from alternative energy, energy efficiency, sustainable water, green building, pollution prevention and sustainable agriculture), increased overall exposure to companies setting credible emissions targets, lower overall exposure to companies facing risks related to the low carbon transition and greater overall exposure to companies that may have transition-related opportunities. In addition, an index constituent’s weight must be at least 0.01% and is restricted to the lower of +/-2.0% or 20 times its weight in the Parent Index. The sector weights of the Underlying Index may not deviate more than +/- 5% from those of the Parent Index (except for the energy sector).

Comment 8:	Please disclose whether the index is currently concentrated and, if so, please disclose the industries or group of industries.

Response:	Please note that page S-3 states that “As of September 29, 2021, a significant portion of the Underlying Index is represented by securities of companies in the information technology industry or sector.”

Comment 9:	Please reorder the principal risks to prioritize the risks most likely to affect the Fund’s net asset value, yield, and total return. Thereafter, the risks may be ordered alphabetically. (Please see ADI 2019-08.)

Response:	The Trust respectfully submits that the current order of the risk factors is appropriate, and that the risk factors accurately convey the Fund’s key risks. The Trust notes that the following disclosure is included in the sections titled “Summary of Principal Risks,” “A Further Discussion of Principal Risks” and “A Further Discussion of Other Risks”: “The order of the below risk factors does not indicate the significance of any particular risk factor.” The Trust continues to review internally how it orders risk disclosure in light of guidance from the Division of Investment Management and recent disclosure reform proposals.

Securities and Exchange Commission

December 15, 2021

Comment 10:	Please confirm in your response whether this Fund is an Article 9(1) fund or an Article 9(3) fund under the SFDR.

Response:	The Fund is classified as an Article 9(3) fund under the European Union’s (“EU”) Sustainable Finance Disclosure Regulation (“SFDR”) because it has a reduction in carbon emissions as its objective, which is implemented by tracking a “Paris Aligned Benchmark” (“PAB”), as defined under the EU’s Low Carbon Benchmark Regulation. PABs are designed to achieve climate-related objectives aligned with the goals of the Paris Agreement.

Comment 11:	Please explain why the Trust believes that the existing disclosure is adequate and should not be enhanced to provide more information on the Fund’s SFDR classification and the impact this classification has on the Fund’s strategies and risks.

Response:

The Fund’s Article 9 classification under SFDR is disclosed in the statutory prospectus and the SAI. The Trust believes that it has adequately disclosed the strategies of the Underlying Index, including the PAB targets related to a reduction in carbon emissions, and the risks related to tracking the Underlying Index.

It is expected that the Index Provider will file an application with the European Securities and Markets Authority for recognition as an EU benchmark administrator or an endorsement of the Underlying Index during the transition period for the EU’s Benchmark Regulation (Regulation (EU) 2016/1011), which is currently set to end on December 31, 2023.

Comment 12:	On page 35, please describe who the blanks refer to in the bolded disclaimers.

Response:	The blanks refer to the Fund’s listing exchange, and this disclosure will be added before finalizing the Prospectus.

Comment 13:	On page 22 of the Statement of Additional Information, should the “F” in “Fund” in the clause involving diversified funds be lowercase?

Response:	The Trust has made this change.

Comment 14:	On page 23, please add a non-fundamental policy to the Prospectus that 80% of the Fund’s assets will be invested in companies/investments tied to the USA. Please also describe the specific criteria the Fund will use to determine that an investment is economically tied to the USA.

Securities and Exchange Commission

December 15, 2021

Response:	As disclosed on page S-3, the Fund invests at least 90% of its assets in the component securities of the Underlying Index. Generally, the Index Provider classifies companies as being within the U.S. equity universe if they are listed in the U.S. and file 10-Ks/10-Qs with the SEC and if four of the five following variables do not point to another single country: operations, revenues, headquarters, management and shareholder base. The Index Provider may look to additional criteria if a company is listed in the U.S. but does not file 10-Ks/10-Qs with the SEC. All securities in the Underlying Index are listed in the United States.

*        *        *         *

Sincerely,

/s/ Benjamin J. Haskin

Benjamin J. Haskin

cc:	Deepa Damre Smith

Marisa Rolland

Jennifer Kerslake

Michael Gung

George Rafal

Luis Mora

Hannah Fiest